UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    September 30, 2016

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

MacKenzie Realty Capital, Inc.
Full Name of Registrant

n/a

Former Name if Applicable

1640 School Street
Address of Principal Executive Office (Street and Number)

Moraga, CA 94556
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the "Form 10-Q") due to the circumstances described below.

As reported in the Registrant's Current Report on Form 8-K filed on November 15, 2016, on November 15, 2016, the board of directors of the Registrant (the "Board"), in consultation with management, concluded that: (i) the Registrant's previously issued financial statements for the period ended June 30, 2016 (the "2016 Financial Statements"), as reported in the Registrant's Annual Report on Form 10-K filed on September 22, 2016 (the "2016 Form 10-K"), should no longer be relied upon due to errors identified therein; and (ii) the 2016 Financial Statements required restatement. The errors, which were identified in the course of preparing the Registrant's amendment to the Form N-2, relate to the following: the Registrant needs to correct its accounting for the "portfolio structuring fee" to present it as an operating expense instead of as a reduction to equity. The Registrant undertakes the responsibility to file its Form 10-Q no later than the fifth calendar day after its prescribed due date.  The Registrant will file an amendment to its 2016 Form 10-K, which will contain its restated 2016 Financial Statements and related financial data and disclosures.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chip Patterson	(925)	631-9100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________________________________________________
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2016	By:	/s/ Rob Dixon

President